Exhibit 7

Avricore Health Achieves Milestones and Outlines UK Expansion Roadmap for HealthTab™ Platform

VANCOUVER, BRITISH COLUMBIA – (April 21, 2026) –AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) announces HealthTab™ has now screened more than 3,500 patients in community pharmacies across North East and North Central London. During an initial one-month pilot of HbA1c testing for diabetes screening, the Company completed 2,295 HbA1c tests across 57 locations, achieving a monthly per-location average 10 times higher than previously achieved in Canada.

Expansion Roadmap

The Company has published “The Path Forward,” a strategic update outlining the Company’s UK expansion strategy for its HealthTab point-of-care testing platform. The presentation is now available on the Company’s website at avricore.com/investor-kit.

The update outlines Avricore’s progression from NHS-linked pilot programmes in London toward broader regional and national expansion across England, supported by clinical outcomes, independent evaluation, and growing institutional support.

UK Programme Milestones

HealthTab has gained meaningful traction within the NHS, including the screening of more than 3,500 patients in community pharmacies across North East and North Central London through a collaboration with Barts Health NHS Trust. In an initial lipid-screening cohort of 556 patients, approximately one in five was identified as having elevated cardiovascular risk.

The programme has been independently evaluated by UCLPartners and has received attention from NHS England’s Chief Pharmaceutical Officer, as well as coverage by BBC National News. In addition, the British Heart Foundation, awarded a $385,000 grant to Barts Health, supporting an Inclisiran secondary-prevention pilot within the pharmacy network featuring HealthTab.

Expanding Test Menu and Revenue Model

HealthTab is continuing to expand its test menu within the NHS network. HbA1c testing for diabetes screening launched in Q1 2026, and UACR kidney function testing is planned for Q3 2026. In the first month of HbA1c availability, the network completed 2,295 tests in total across 57 pilot locations, approaching the ~3,000 tests per month average previously achieved across more than 700 locations in Canada.

The Company expects current pilots to expand to more than 100 pharmacy sites in Q2 2026, with monthly subscription revenue expected to begin in the second half of 2026.

The Path Forward presentation also outlines a phased growth roadmap targeting 500 or more active UK locations by mid-2027, within a longer-term addressable market of more than 10,000 community pharmacies across 42 NHS England integrated care boards. The Company currently has 700 analyzers staged and available for deployment from its London office.

Strategic Context

Avricore reported 2024 revenue of $4.79 million, representing 37% year-over-year growth, alongside 56% gross profit growth. 2025 was a transition year, during which the Company shifted its focus to the UK NHS market. The Company is now focused on scaling its UK platform through NHS commissioning pathways and is targeting a return to profitability by Q3 2027.

Beginning in September 2026, all newly qualified pharmacists in England will graduate as independent prescribers, a regulatory shift that further strengthens the clinical role of community pharmacy and supports the broader adoption of point-of-care testing infrastructure such as HealthTab.

Shareholders and prospective investors are encouraged to review the full presentation.

HealthTab at the Core of Scalable, Integrated POCT

HealthTab is a complete, turnkey solution for community-based POCT networks, combining best-in-class instruments, cloud software, standardized workflows, and comprehensive training and support. At its center is a secure, cloud-based platform that seamlessly connects point-of-care analyzers, patient results, and QC data into a unified digital infrastructure for distributed testing environments.

This fully integrated approach ensures quality-assured testing, consistent data capture across all locations, and real-time analytics for public-health reporting and performance monitoring, while significantly reducing implementation complexity for participating sites.

Commitment to Quality and Accuracy

HealthTab is designed to meet the highest standards of analytical performance and reliability. Through its partnership with CEQAL Inc., a world-leading reference method laboratory and member of the CDC Cholesterol Reference Method Laboratory Network (CRMLN), HealthTab operates a comprehensive quality management program that mirrors the rigour of accredited clinical laboratories.

The program includes centralized lot monitoring of reagents, internal quality-control procedures, regular external quality-assessment (EQA) events, and expert oversight services to support the accuracy, consistency, and traceability of results to internationally recognized reference standards across participating sites.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at advancing pharmacy practice and patient care. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

info@avricorehealth.com

avricore.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, including statements regarding: the expected timing and scope of the Company’s UK site expansion; anticipated new test launches and revenue model developments; and the Company’s profitability and growth targets. Forward-looking information can generally be identified by words such as “will,” “may,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential,” “scheduled,” “targets,” and similar expressions.

Forward-looking information is based on the Company’s current expectations, estimates, and assumptions, including that general business and economic conditions will not change materially, that the Company will be able to execute its business strategy and growth plans, that required regulatory and third-party approvals will be obtained, and that key personnel will be retained. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors that may cause actual results to differ materially, including: failure to meet regulatory requirements; changes in market conditions; potential downturns in economic conditions; dependence on key partnerships; competition; and other factors described in the Company’s public filings available at www.sedarplus.ca.

Forward-looking information is provided as of the date of this news release and the Company does not undertake to update such information except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.